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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              Amendment No. 6

                                --------------
              Imperial Credit Commercial Mortgage Investment Corp.
                                (Name of Issuer)

                        Imperial Credit Industries Inc.
              Imperial Credit Commercial Mortgage Investment Corp.
                            ICCMIC Acquisition Corp.
                      (Name of Person(s) Filing Statement)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                  45272T 10 2
                     (CUSIP Number of Class of Securities)

                                --------------
        Irwin L. Gubman, Esq.              Norbert M. Seifert, Esq.
           General Counsel                      General Counsel
  Imperial Credit Industries, Inc.    Imperial Credit Commercial Mortgage
        23550 Hawthorne Blvd.                  Investment Corp.
         Bldg. #1, Suite 240            11601 Wilshire Blvd, Suite 2080
         Torrance, CA 90505                  Los Angeles, CA 90025
           (310) 791-8040                       (310) 231-1280

     (Name and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
       James R. Walther, Esq.                Andrew L. Weil, Esq.
        Mayer, Brown & Platt             Sonnenschein Nath & Rosenthal
    350 S. Grand Ave., 25th Floor              8000 Sears Tower
        Los Angeles, CA 90071                  Chicago, IL 60606

                                --------------
   This statement is filed in connection with (check the appropriate box):
    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. [_] The filing of a registration statement under the Securities Act of 1933.
    c.  [_] A tender offer.
    d.  [_] None of the above.
   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
                                --------------
                           CALCULATION OF FILING FEE

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
              Transaction Valuation*                              Amount of Filing Fee
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
                   $302,730,160                                         $60,547
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
 * Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $60,547. This amount is based upon $11.5753246 (price per share being paid for outstanding shares pursuant to the merger), $1.10 (price per share being paid for 815,500 outstanding stock options with an exercise price of $15.00 per share) and $2.71 (price per share being paid for 621,750 outstanding stock options with an exercise price of $9.00 per share).
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount previously paid: $60,547    Filing party: Imperial Credit Commercial
                                                     Mortgage Investment Corp.
   Form or registration no.: Preliminary       Date Filed: January 19, 2000
                             Schedule 14A

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   This Amendment No. 6 amends and restates the Rule 13e-3 Transaction
Statement on Schedule 13E-3 (the "Statement"), dated October 21, 1999, as amended by Amendment No. 1 thereto, dated December 22, 1999, Amendment No. 2 thereto, dated January 18, 2000, Amendment No. 3 thereto, dated February 7, 2000, Amendment No. 4 thereto, dated February 14, 2000 and Amendment No. 5 thereto, dated February 18, 2000 filed in connection with the merger (the "Merger") of ICCMIC Acquisition Corp. ("Merger Sub"), a Maryland corporation, with and into Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation ("ICCMIC" or the "Company"), pursuant to a Merger Agreement (the "Merger Agreement") dated July 22, 1999, as amended October 29, 1999 and February 7, 2000 by and among Merger Sub, the Company and Imperial Credit Industries, Inc., a California corporation ("Imperial Credit").


Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities

   At a special meeting of shareholders of the Company held on March 20, 2000, the shareholders of the Company approved the merger of Merger Sub with and into the Company in accordance with the Merger Agreement. The Merger became effective on March 28, 2000 upon the filing of Articles of Merger with the Maryland Department of Assessments and Taxation. As a result of the Merger, the former shareholders of the Company are entitled to receive $11.5753246 per share in cash.


Item 17. Material to be Filed as Exhibits

   (a) Not Applicable.

   (b) Not Applicable.

   (c) Articles of Merger filed with the Maryland Department of Assessments and Taxation.*

   (d) Press Release issued by the Company and Imperial Credit regarding completion of the Merger, dated March 28, 2000.

   (e) Not Applicable.

   (f) Not Applicable.
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*  Exhibit A thereto previously filed is Exhibit (c) to the Rule 13c-3
   Transaction Statement on Schedule 13E-3 filed by Imperial Credit, Merger Sub and the Company with the Securities and Exchange Commission on February 18, 2000.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000.

                                          IMPERIAL CREDIT INDUSTRIES, INC.,
                                          a California corporation

                                                  /s/ Irwin L. Gubman
                                          By: _________________________________
                                                      Irwin L. Gubman
                                               General Counsel and Secretary

                                          ICCMIC ACQUISITION CORP.,
                                          a Maryland corporation

                                                  /s/ Irwin L. Gubman
                                          By: _________________________________
                                                      Irwin L. Gubman
                                                         Secretary

                                       2
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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000.

                                          IMPERIAL CREDIT COMMERCIAL
                                          MORTGAGE INVESTMENT CORP.,
                                          a Maryland corporation

                                                /s/ Irwin L. Gubman
                                          By: _________________________________
                                                     Irwin L. Gubman
                                                       Secretary

                                       3
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                               INDEX TO EXHIBITS

                                                                   Sequentially
 Exhibit                                                             Numbered
 Number                        Description                             Page
 -------                       -----------                         ------------
   (a)   Not Applicable.
   (b)   Not Applicable.
   (c)   Articles of Merger filed with the Maryland Department
          of Assessments and Taxation.*
   (d)   Press Release issued by the Company and Imperial Credit
          regarding completion of the Merger, dated March 28,
          2000.
   (e)   Not Applicable.
   (f)   Not Applicable.

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* Exhibit A thereto previously filed as Exhibit (c) to the Rule 13e-3
  Transaction Statement on Schedule 13E-3 filed by Imperial Credit, Merger Sub and the Company with the Securities and Exchange Commission on February 18, 2000.

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